Exhibit 99.1

GYMCL Added to Trade List

SINGAPORE, October 16, 2022/PRNewswire/ - The Board of Directors of China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) wishes to announce that the Company recently noted that the Bureau of Industry and Security (the “BIS”) in the Department of Commerce of the United States of America (the “U.S. Department of Commerce”) added the Company’s subsidiary, Guangxi Yuchai Machinery Co., Ltd., to the Unverified List, which is set forth as a supplement to the Export Administration Regulations (“EAR”).

The Company understands that GYMCL has been proactively addressing the matter. As at the date of this announcement, GYMCL’s business is operating normally with no major supply chain impact.

Based on information released by the U.S. Department of Commerce, entities are added to the Unverified List as the BIS was unable to verify their bona fides because an end-use check (i.e. the legitimacy and reliability relating to the end use or end users of items subject to the EAR) could not be completed satisfactorily for reasons outside the U.S. Government’s control. The Company understands that an entity’s listing on the Unverified List does not mean that U.S. exporters cannot engage with the parties listed. Rather, the U.S. exporters will have to conduct additional due diligence to verify end use or end users of final products before exporting the goods.

The Company will make further announcements as and when appropriate in the event of any material development on the matter.

In the meantime, shareholders and potential investors of the Company are advised to exercise caution when dealing in shares or securities of the Company.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2021, GYMCL sold 456,791 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com